Exhibit 14.1

RESOURCE REIT, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(February 3 , 2021)

Introduction

This Code of Business Conduct and Ethics (the “Code”) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors (collectively, “Employees”) of Resource REIT, Inc. and its subsidiaries (“Resource”). All Employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior.

If a law conflicts with a policy in this Code, Employees must comply with the law; however, if a local custom or policy conflicts with this Code, Employees must comply with the Code. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.

Those who violate the standards in this Code will be subject to disciplinary action. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 14 of this Code.

1.	Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which Resource’s ethical standards are built. All Employees must respect and obey the laws, rules and regulations of the cities and states in which Resource operates. Although not all Employees are expected to know the details of these laws, rules and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. As explained below, Employees should always consult with a manager or Resource’s Chief Legal Officer with any questions about the legality of conduct.

All Employees must cooperate fully with the people responsible for preparing reports and other documents that Resource files with, or submits to, the Securities and Exchange Commission and all other materials that are made available to the investing public to make sure the people responsible for preparing such reports and materials are aware in a timely manner of all information that might have to be disclosed in those reports or other materials or that might affect the way in which information is disclosed in them.

2.	Conflicts of Interest

A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of Resource. A conflict situation can arise when an Employee takes actions or has interests that may make it difficult to perform his or her Resource work objectively and effectively. Conflicts of interest may also arise when an Employee or members of his or her family, receives improper personal benefits as a result of his or her position with Resource. Loans to, or guarantees of obligations of, Employees and their family members may create conflicts of interest, and in some cases, may violate federal securities laws.

It is almost always a conflict of interest for an Employee to work simultaneously for a competitor or lender. You are not allowed to work for a competitor as a consultant or director. The best policy is to avoid any direct or indirect business connection with Resource’s competitors or lenders, except on Resource’s behalf.

Conflicts of interest are prohibited as a matter of Resource policy, except under guidelines approved by the Board of Directors. All contracts and transactions between Resource, on the one hand, and any director or officer or any entity in which such director or officer is a director or has a material financial interest, on the other hand, must be reviewed and approved by a majority of disinterested directors.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or Resource’s Chief Legal Officer. Any Employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 14 of this Code.

3.	Insider Trading

If Resource’s stock is publicly traded, all Employees must comply with any relevant pre- clearance and blackout period policies. Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of Resource’s business. All non-public information about Resource should be considered confidential information. To use non- public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. If you have any questions, please consult Resource’s Chief Legal Counsel.

4.	Corporate Opportunities

Employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No Employee may use corporate property, information, or position for improper personal gain, and no Employee may compete with Resource directly or indirectly. Employees owe a duty to Resource to advance its legitimate interests when the opportunity to do so arises.

5.	Competition and Fair Dealing

Resource seeks to outperform the competition fairly and honestly. Resource pursues competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Employee should endeavor to respect the rights of and deal fairly with Resource’s investors, suppliers, brokers, competitors and Employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantages. No gift or entertainment should ever be offered, given, provided or accepted by any Employee, family member of an Employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts which you are not certain are appropriate.

6.	Discrimination and Harassment

The diversity of Resource’s Employees is a tremendous asset. Resource is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate discrimination or harassment of any kind. Derogatory comments based on racial or ethnic characteristics, unwelcome sexual advances and similar behavior are prohibited.

7.	Health and Safety

Resource strives to provide each Employee with a safe and healthful work environment. Each Employee has responsibility for maintaining a safe and healthy workplace for all Employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.

8.	Record-Keeping

Resource requires honest and accurate recording and reporting of information in order to make responsible business decisions. Many Employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or Resource’s Chief Financial Officer.

All of Resource’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect Resource’s transactions and must conform both to applicable legal requirements and to Resource’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Business records and communications often become public, and all Employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports.

9.	Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by Resource, except when disclosure is authorized by Resource’s counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to Resource or its customers, if disclosed. It also includes information that Resource’s tenants, or parties with whom Resource has investing or lending arrangements have entrusted to it. The obligation to preserve confidential information continues even after employment ends.

10.	Protection and Proper Use of Resource Assets

All Employees should endeavor to protect Resource’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on Resource’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Resource equipment should not be used for non-Resource business, though incidental personal use may be permitted.

The obligation of Employees to protect Resource’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets as well as business, marketing and service plans, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Resource policy. It could also be illegal and result in civil or even criminal penalties.

11.	Payments to Government Personnel

The U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or Employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Resource policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. Resource’s counsel can provide guidance to you in this area. In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

12.	Waivers of the Code of Business Conduct and Ethics

Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed to Resource’s stockholders as required by law or stock exchange regulation.

13.	Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of Resource not to allow retaliation for reports of misconduct by others made in good faith by Employees. Employees are expected to cooperate in internal investigations of misconduct. Anonymous Reporting. If an Employee wishes to report any such matters anonymously or confidentially, he or she should report the suspected violation or other complaint or concern by sending a letter to the Audit Committee Chair. All Employees may submit a report by the following: By mailing a description of the suspected violation or concern to:

Audit Committee Chair

c/o Resource REIT, Inc.

1845 Walnut Street, 17th Floor

Philadelphia, Pennsylvania 19103

14.	Compliance Procedures

All Employees must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since Resource cannot anticipate every situation that will arise, it is important that Employees have a way to approach a new question or problem. These are the steps to keep in mind:

•	Make sure you have all the facts. In order to reach the right solutions, Employees must be as fully informed as possible.

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Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.

•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

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Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.

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Seek help from Resource. In the rare case where it may not be appropriate to discuss an issue with your supervisor, or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or your Human Resources manager. If that also is not appropriate, call Resource’s counsel. If you prefer to write, address your concerns to: Chief Legal Officer, c/o Resource REIT, Inc., 1845 Walnut Street, 17th Floor, Philadelphia, PA 19103.

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You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. Resource does not permit retaliation of any kind against Employees for good faith reports of ethical violations.

•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.